Exhibit 16.1

December 18, 2017

Inrad Optics

181 Legrand Ave,

Northvale, NJ 07647

We are the former independent registered public accounting firm for Inrad Optics (the “Company”). We have read the Company’s disclosure set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated December 18, 2017 (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

Sincerely,